                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                        West Pharmaceutical Services Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   955306-105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)
          [_] Rule 13d-(c)
          [_] Rule 13d-1(d)
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  955306-105
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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust Corporation
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [_]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware corporation
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 NUMBER OF        5.   SOLE VOTING POWER                      439,620
 SHARES           _____________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER                    450,298
 OWNED BY         _____________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER                 439,620
 REPORTING        _____________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER               450,298
    WITH:
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         889,918
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*   [_]    N/A
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.1%
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12. TYPE OF REPORTING PERSON

         HC
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CUSIP No.   955306-105
_______________________________________________________________________________
1.  NAME OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [_]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware banking corporation
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NUMBER OF         5.   SOLE VOTING POWER                      439,620
SHARES            _____________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER                    445,400
OWNED BY          _____________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER                 439,620
REPORTING         _____________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER               445,400
   WITH:
-------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         885,020
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*  [_]   N/A
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.1%
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                    BK


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CUSIP No.      955306-105
-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust FSB
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [_]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Savings Bank
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NUMBER OF         5.   SOLE VOTING POWER                      0
SHARES            _____________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER                    4,898
OWNED BY          _____________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER                 0
REPORTING         _____________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER               4,898
WITH:
-------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,898
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES* [_]   N/A
-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0%
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                    BK
-------------------------------------------------------------------------------



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CUSIP No.      955306-105
------------------------------------------------------------------------------
Item 1(a).  Name of Issuer:

            West Pharmaceutical Services Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:

            101 Gordon Drive
            Lionville, PA 19341-0645
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Item 2(a).  Name of Person Filing:

            Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1100 North Market Street
            Wilmington, DE  19890
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Item 2(c).  Citizenship:

Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation; and Wilmington Trust FSB is a Federal Savings Bank.
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Item 2(d).  Title of Class of Securities:

            Common Stock
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Item 2(e).  CUSIP Number:

                                   955306-105
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [X] Bank as defined in Section 3(a)(6) of the Exchange Act.


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CUSIP No.   955306-105

               Wilmington Trust Company and Wilmington FSB are each Banks and are each direct, wholly- owned subsidiaries of Wilmington Trust Corporation.

(c)         [_] Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e)         [_] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            Wilmington Trust Corporation is a Parent Holding Company.

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)         [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB are a Group.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          Wilmington Trust Corporation: 889,918 shares
          Wilmington Trust Company: 885,020 shares
          Wilmington Trust FSB: 4,898 shares

     (b)  Percent of class:

          Wilmington Trust Corporation:     6.1%



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CUSIP No.      955306-105

         Wilmington Trust Company:          6.1%
         Wilmington Trust FSB:              0%

         (c)   Number of shares as to which Wilmington Trust Corporation has:

         (i)   Sole power to vote or to direct the vote 439,620 shares
         (ii)  Shared power to vote or to direct the vote 450,298 shares
         (iii) Sole power to dispose or to direct the disposition of 439,620 shares
         (iv) Shared power to dispose or to direct the disposition of 450,298 shares

               Number of shares as to which Wilmington Trust Company has:

         (i)   Sole power to vote or to direct the vote 439,620 shares
         (ii)  Shared power to vote or to direct the vote 445,400 shares
         (iii) Sole power to dispose or to direct the disposition of 439,620 shares
         (iv) Shared power to dispose or to direct the disposition of 445,400 shares

               Number of shares as to which Wilmington Trust FSB has:

         (i)   Sole power to vote or to direct the vote 0 shares
         (ii)  Shared power to vote or to direct the vote 4,898 shares
         (iii) Sole power to dispose or to direct the disposition of 0 shares
         (iv) Shared power to dispose or to direct the disposition of 4,898 shares

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Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company.

         Wilmington Trust Company:          BK
         Wilmington Trust FSB:              BK


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CUSIP No.      955306-105

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Item 8.  Identification and Classification of Members of the Group.

         Wilmington Trust Corporation:      HC
         Wilmington Trust Company:          BK
         Wilmington Trust FSB:              BK
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Item 9.  Notice of Dissolution of Group.

         Not applicable.
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Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2004


                           By:  s/Michael A. DiGregorio
                              -------------------------
                           Michael A. DiGregorio
                           Senior Vice President
                           WILMINGTON TRUST CORPORATION
                           WILMINGTON TRUST COMPANY
                           WILMINGTON TRUST FSB


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            WILMINGTON TRUST COMPANY
                            1100 North Market Street
                           Wilmington, Delaware 19890




February 3, 2004



United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Gentlemen/Ladies:

Pursuant to Rule 13d-1(b)(1) under the Securities Exchange Act of 1934, as amended, we are filing herewith in electronic format a Schedule 13-G reflecting beneficial ownership as of December 31, 2003 by Wilmington Trust Company, with respect to the following issuer and security:

                   West Pharmaceutical Services Common Stock

Please contact me if there are any questions regarding this filing.

Sincerely,



/s/ Sharon L. Corbett
----------------------------
Sharon L. Corbett
Assistant Vice President and
Fiduciary Compliance Counsel

Telephone Number (302) 651-8378